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Steve Fambro

Ocean Holding

Founder Aptera Motors, Famgro Farms.

Carlsbad, California · 497 connections · **Contact info**

About

"Can you what's-app the pilot our coordinates? Send him a pin!" says my fund manager. Somewhere in the Eastern Province of Sri Lanka he's decided we've seen enough to create an offer. Google Maps and Apple Maps aren't reporting properly so I call the pilot and give him approximate coordinates and land features and in   ... see more

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Articles

508 followers



Challenge your daughter with STEM.

 **Steve Fambro**
Published on LinkedIn

During the holidays when you might bring your daughter to work- don't put her in a conference room with an iPad. Instead, give her a meaningful and challenging task emphasizing the STEM fields. Here at Famgro, we let young Phoebe characterize our new LED array with a spectrum analyzer. Give your child something difficult and they just may surprise you!

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Experience

Venture Partner Cleantech Investment/COO Ag Tech Group
Ocean Holding
Jul 2015 – Aug 2017 · 2 yrs 2 mos
Abu Dhabi, United Arab Emirates

In addition to building the first USDA organic vertical farm in the UAE, one of the largest in the world. Developed export markets for the produce in Hong Kong and Singapore. As a partner I focused on clean energy and ag-tech deals in Morocco, Armenia, Sri Lanka and the UAE working with other investors and ambassadors, negotiating with ministers and senior government officials.

 **CEO/founder**
Famgro LLC
Jan 2010 – Mar 2015 · 5 yrs 3 mos

Famgro innovates to grow and sell the most radically nutritious, profitable and sustainable on-demand food in the world.

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CTO
Sep 2008 – Jan 2010 · 1 yr 5 mos

After hiring an automotive team to run the day to day of Aptera, I asssumed the role of Chief Technical Officer.

CEO
Jan 2006 – Sep 2008 · 2 yrs 9 mos

While CEO and co-founder of Aptera, I raised $30M in three rounds of funding, and grew the company from 3 to 50 employees. Aptera launched the Typ-1 to the world in Sep 2007, changing the automotive landscape forever.

Sr. Electrical Engineer
Illumina
Jun 2001 – Jan 2006 · 4 yrs 8 mos

Helped design robots that make DNA, and vision systems to inspect the DNA.

Calibration Specialist
US Army
1985 – 1989 · 4 yrs

Education

University of Utah
BSEE, Electromagnetics, Antenna design
1996 – 2001

Served as TA for EE2260, TA for HiSEEC (High School Electrical Engineering Camp- 1999), designed low cost transmission line loudspeaker to be assembled by camp high school students.

Skills & Endorsements

Entrepreneurship · 58

Endorsed by **Afif Khoury and 1 other who is highly skilled at this**

Endorsed by **2 of Steve's colleagues at famgro, Inc.**

Product Development · 41

Endorsed by **Alex Triener and 1 other who is highly skilled at this**

Endorsed by **2 of Steve's colleagues at famgro, Inc.**

Engineering · 36

Endorsed by **Nathan Armstrong, who is highly skilled at this**

Endorsed by **6 of Steve's colleagues at Aptera Motors**

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